

Mail Stop 3561

September 5, 2017

<u>Via E-Mail</u>
Valentin Stalowir
Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, CA 90061

      Re: **Reed's, Inc.**
                Registration Statement on Form S-1
                Filed August 25, 2017
                File No. 333-220184

Dear Mr. Stalowir:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

                                      Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and Mining

cc: Ruba Qashu
       Libertas Law Group, Inc.